UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 000-56830

BROOKFIELD BUSINESS CORPORATION

(Translation of registrant’s name into English)

Brookfield Place

225 Liberty Street, 8th Floor

New York, NY 10281-1048

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXHIBIT LIST

Exhibit	Title

3.1	Certificate of Change of Name, Notice of Articles and Articles of Brookfield Business Corporation (formerly 1559985 B.C. Ltd.)

99.1	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., and Brookfield Business L.P. dated May 24, 2016 (incorporated by reference to Exhibit 99.8 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on June 22, 2016)

99.2	First Amendment to Trade-Mark Sublicense Agreement among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., Brookfield Business L.P. and Brookfield Business Corporation dated March 27, 2026

99.3	Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated May 31, 2016, as amended by the first amendment thereto, dated June 17, 2016, and as further amended by the second amendment thereto dated May 18, 2020 (incorporated by reference to Exhibit 99.1 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on May 21, 2020)

99.4	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P. dated March 15, 2022 (incorporated by reference to Exhibit 99.1 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on March 30, 2022)

99.5	Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P dated March 27, 2026

99.6	Amended and Restated Master Services Agreement by and among Brookfield Corporation, Brookfield Business Partners L.P. and the other parties thereto dated January 23, 2024 (incorporated by reference to Exhibit 4.1 to Brookfield Business Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024)

99.7	First Amendment to the Amended and Restated Master Services Agreement by and among Brookfield Corporation, Brookfield Business Corporation, Brookfield Business Partners L.P. and the other parties thereto dated March 27, 2026

99.8	Amended and Restated Relationship Agreement between Brookfield Business Partners L.P., Brookfield Corporation and the parties thereto dated January 23, 2024 (incorporated by reference to Exhibit 4.3 to Brookfield Business Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024)

99.9	First Amendment to Amended and Restated Relationship Agreement among Brookfield Business Partners L.P., Brookfield Business Corporation, Brookfield Corporation and the parties thereto dated March 27, 2026

99.10	Registration Rights Agreement between Brookfield Business Corporation and Brookfield Corporation dated March 27, 2026

99.11	Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P. dated February 4, 2022 (incorporated by reference to Exhibit 99.1 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on February 22, 2022)

99.12	First Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P. dated May 5, 2022 (incorporated by reference to Exhibit 99.4 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on May 13, 2022)

99.13	Second Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P. dated November 7, 2023 (incorporated by reference to Exhibit 4.12 to Brookfield Business Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024)

99.14	Third Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P. dated November 4, 2025

99.15	Voting Agreement by and among Brookfield Corporation, Brookfield BBP Canadian GP L.P., Brookfield CanGP Limited, Brookfield BBP (Canada) Holdings L.P. and Brookfield BBP Canada Holdings Inc. dated June 1, 2016 (incorporated by reference to Exhibit 99.7 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on June 22, 2016)

99.16	Sixth Amended and Restated Credit Agreement by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury dated September 1, 2025

99.17	Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016, as amended by the first amendment thereto, dated June 17, 2016, and as further amended by the second amendment thereto dated May 18, 2020 (incorporated by reference to Exhibit 99.2 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on May 21, 2020)

99.18	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business L.P. dated March 15, 2022 (incorporated by reference to Exhibit 99.3 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on March 21, 2022)

99.19	Guarantee by BBUC Holdings Inc. in favor of certain global party lenders, dated March 15, 2022 (incorporated by reference to Exhibit 99.4 to Brookfield Business Holdings Corporation’s Current Report on Form 6-K filed on March 21, 2022)

99.20	Amendment to the Guarantee by BBUC Holdings Inc. in favour of certain global party lenders, dated May 31, 2022 (incorporated by reference to Exhibit 4.14 to Brookfield Business Holdings Corporation’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024)

99.21	Equity Commitment Agreement between Brookfield Business Holdings Corporation and Brookfield BBP Canada Holdings Inc., dated March 15, 2022 (incorporated by reference to Exhibit 99.6 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on March 21, 2022)

99.22	Amended and Restated Credit Agreement between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, dated October 17, 2023 (incorporated by reference to Exhibit 4.6 to Brookfield Business Holdings Corporation’s Annual Report on Form 20-F for the year ended December 31, 2024, filed March 31, 2025)

99.23	Amended and Restated Credit Agreement between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, dated October 17, 2023 (incorporated by reference to Exhibit 4.7 to Brookfield Business Holdings Corporation’s Annual Report on Form 20-F for the year ended December 31, 2024, filed March 31, 2025)

99.24	Code of Business Conduct and Ethics

99.25	Audit Committee Charter

99.26	Clawback Policy

99.27	Personal Trading Policy (incorporated by reference to Exhibit 11.1 to Brookfield Business Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 10, 2025)

99.28	Notice of Change in Corporate Structure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS CORPORATION

Date:	March 27, 2026	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Managing Director and Corporate Secretary